Filed Pursuant to Rule 253(g)(2)
File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 29, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 13, 2017

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”, “we”, “our” or “us”), dated September 13, 2017 and filed by us with the Securities and Exchange Commission (the “SEC”) on September 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

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Modification of the dividend policy.

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Declaration of dividend.

Modification of the Dividend Policy

On September 29, 2017, the Board of Directors (the “Board”) of the Company modified the Company’s policy with regards to the payment of dividends to provide that dividends, if and when declared by the Board, are expected to be declared and paid on a quarterly basis, or more or less frequently as advised by the Company’s manager, SW Manager, LLC (the “Manager”), based on a record date to be established by the Board, which currently is expected to be on or around the last day of each quarter or other such period, instead of based on daily record dates. The Board believes that this change is beneficial to the Company’s stockholders and will enable the Company to more efficiently and cost-effectively administer dividend payments. As disclosed in the Offering Circular, any dividends the Company makes will be following consultation with the Manager, and will be based on, among other factors, the Company’s present and reasonably projected future cash flow. The Board expects that it will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither the Company nor the Manager has pre-established a percentage range of return for dividends to stockholders. The Board has not established a minimum distribution level, and the Company’s charter does not require the Company to pay dividends to its stockholders.

Declaration of Dividend

On September 29, 2017, the Board declared a regular quarterly cash dividend of $0.25 per share of common stock for the period from July 1, 2017 to September 30, 2017. The dividend will be payable on October 2, 2017 to stockholders of record as of the close of business on September 29, 2017. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per Common Unit of the Operating Partnership.

The quarterly cash dividend equates to approximately 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price.  While the Board  is under no obligation to do so, the annualized basis return assumes that the Board will declare dividends in the future similar to the dividends disclosed herein and a constant per-share purchase price of $10.00 per share.